UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

M Power Entertainment Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55345V109
(CUSIP Number)

November 10, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SEC 1745 (6-00)

Page 1 of 5 pages

CUSIP NO. 55345V109	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dan Makov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a ☐ b ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,429,939

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER 1,429,329

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,329

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.24%

12	TYPE OF REPORTING PERSON* IN

Page 2 of 5 pages

Item 1(a).	Name of Issuer:

M Power Entertainment Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

432 Park Avenue 2nd Floor New York, New York 10016

Item 2(a).	Name of Person Filing:

Dan Makov

Item 2(b).	Address of Principal Business Office or, if None, Residence:

8 Shaoul Hamelech Blvd. Tel Aviv 64733, Israel

Item 2(c).	Citizenship:

Israel

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

55345V109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Page 3 of 5 pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
NOT APPLICABLE
Item 4.           Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     See, items 5-9 and 11of the cover page.
Item 5.            Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.            Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE
Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                        Company
NOT APPLICABLE
Item 8.            Identification and Classification of Members of the Group
NOT APPLICABLE
Item 9.            Notice of Dissolution of Group
NOT APPLICABLE

Page 4 of 5 pages

Item 10.            Certification
                         (b) By signing below I certify that, to the best of my knowledge and belief. the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2005

Date

/s/

Signature

Dan Makov

Name/Title

Page 5 of 5 pages